Mail Stop 4720
                                                                April 11, 2019


    Shy Datika
    President
    INX Limited
    57/63 Line Wall Road
    Gibraltar, GX11 1AA
    Gibraltar

           Re:     INX Limited
                   Amendment No. 4 to
                   Draft Registration Statement on Form F-1
                   Submitted March 6, 2019
                   CIK No. 0001725882

    Dear Mr. Datika:

          We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
    EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
    February 6, 2019 letter.

    Prospectus Cover Page

    1. We note your written summary of the smart contract provided supplementally in response to comment 44, as well as your revised Form of INX Token Purchase Agreement attached as Exhibit 4.1. Please revise to clarify whether you are offering only whole tokens or if fractional divisions of INX Tokens may also be purchased in this offering.
           Please also revise to address both the technical and practical divisibility of tokens (e.g., your intention to limit transfers of fractional divisions of INX Tokens to five decimal places). Please refer to Item 501(b)(2) of Regulation S-K for guidance.
 Shy Datika
INX Limited
April 11, 2019
Page 2

2. In your response to comment 15, you state that you have included expenses paid to A-
       labs as "Underwriter's Discounts and Commissions" on the cover page of the prospectus.
       Please revise the calculation of net proceeds on the cover page to show the dollar amount of the A-labs fees that reduce net proceeds at the minimum and maximum offering amounts.

Prospectus Summary

Overview, page 1

3. Please disclose when you expect to register INX Crypto, Inc. as a money transmitter in the jurisdictions in which you will register and operate, here and in the section entitled
       "Phases of Development" on page 50. Please also clarify, in your disclosure under
       "Regulation of Money Transmitters" on page 61, whether you intend to rely on any exemptions from state or federal registration. In this regard, we note your disclosure on page 61 that many jurisdictions at the state level maintain exemptions to their licensing requirements, and that there are various exemptions to MSB registration at the federal level, including for entities registered with and regulated or examined by the SEC or
       CFTC.

4. Please revise, here and on page 63 to clarify whether CFTC regulations will apply to INX
       Crypto's operation of the trading platform for cryptocurrencies, and whether you must register or meet other CFTC requirements in order to operate this platform. In this regard, we note your disclosures under "Regulatory Oversight of Blockchain Assets" on page 63 regarding the CFTC's regulation of virtual currencies.

Industry Overview

Background & Current Market, page 3

5. Please balance your disclosure in this section to focus on the current state of the blockchain market rather than its most recent peak (e.g., ICO activity, trading volumes, prices, etc.), and consider revising to distinguish more clearly between digital assets as a means of financing, as an asset class, and the relevant trading markets for these assets.
       Please also revise your discussion of the federal securities laws, here and throughout your prospectus, to consider the Staff of the Division of Corporation Finance's recently published "Framework for `Investment Contract' Analysis of Digital
Assets."

Our Proposal: INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain
Assets, page 5

6. Some of the information in this section, captioned as a discussion of your solution for trading blockchain assets, mainly relates to the advantages of distributed ledger technology, which is not used by your trading platforms. For example, on page 6, you
 Shy Datika
INX Limited
April 11, 2019
Page 3

       discuss blockchain characteristics of decentralization, traceability, immutability and high availability of the distributed ledger as features of your trading ecosystem. In contrast, we understand that your platforms for trading blockchain assets, as described under "Our
       Development Plan" and elsewhere, will be fully centralized, with one or more third-party custodians holding the blockchain assets, and that trades will take place without being recorded on a blockchain. If you intend to highlight decentralized record-keeping and other features of a blockchain that relate to the Tokens and transfers of Tokens between wallets, please make this clear and move this disclosure to a separately captioned section of the summary that discusses the Tokens.

7. Please identify the party or parties responsible for recording trades on your internal centralized servers so that they are reflected in customer accounts on one of your proposed platforms.

Privacy, page 6

8. Where you state that "personal information of INX Token holders" will be "only available to the Company," please revise to disclose that personal information of INX
       Token holders will also be provided to "regulatory and governmental authorities as required by law," consistent with your disclosure on page 89.

Our Development Plan, page 6

9. Please revise to address how you propose to handle the trading of different asset types
       (e.g., cryptocurrencies for securities tokens) consistent with your response to comment 1 that you have determined to operate at least "two distinct platforms" depending on the blockchain asset being traded. In this regard, we note your disclosure that you will offer
       "cross-asset" execution and a single "seamless integrated trading" platform. To the extent there is uncertainty over whether customers could execute a single "securities token to crypto" trade on your ATS, this factor should be disclosed in your prospectus.

10. Please provide us with a detailed outline of the transaction flow for a hypothetical trade on your proposed ATS. Your response should include, but not necessarily be limited to, the process for submitting and accepting payment for a trade (both in USD and, if applicable, cryptocurrency), custody of each asset involved with a trade, and clearing and settlement procedures. Please describe the security measures that will be in place designed to protect the theft or loss of customers' digital assets. To the extent that the
       ATS will use a third-party to custody digital assets, please describe any division of custodial responsibility between the ATS and the third party. To the extent that you propose to facilitate the trading of securities for cryptocurrencies, please detail the method of ensuring that the cryptocurrencies are held in a digital wallet that is established for the benefit of the customer. To the extent any payment is insufficient (e.g., following conversion to USD, if applicable, or where a "counterparty defaults" and you use a portion of your "Cash Fund" to "cover losses"), please also address whether you would
 Shy Datika
INX Limited
April 11, 2019
Page 4

       be extending credit to any customer through your proposed operations and whether that extension of credit implicates any regulatory responsibility, including responsibility under Federal Reserve Board Regulation T. Please separately provide corresponding disclosure for a trade on your proposed cryptocurrency trading platform. We may have additional comments after reviewing your response.

11. We understand that, in response to comment 1, you have included disclosures that you will conduct your cryptocurrency and securities businesses separately through INX
       Crypto and INX Services. We also understand, consistent with your response to comment 2 and disclosure on page 50, that you are prioritizing the development of INX
       Crypto ahead of the development of INX Services. So that investors will have a clear summary of the status, features, timing, future operation and regulatory requirements for each business, please present a comprehensive summary of these and any other material items, under appropriate captions, for each of INX Crypto and INX
Services.

12. Please name the custodian you have identified to provide custody services for cryptocurrency, and state whether the custodian is a "qualified custodian," as defined in the Investment Advisers Act of 1940. Also describe the material terms of your arrangement with the custodian and file any agreement you have for the provision of custodial services as an exhibit to the registration statement.

The Offering

Tokens Reserved for Additional Issuances, page 10

13. We note your revisions now distinguish between "general fundraising purposes" and the financing of "extraordinary expenditures, as determined by [y]our Board." Please revise to clarify the type of "extraordinary expenditures" which would allow you to issue the
       Tokens you propose to hold on reserve. Additionally, to the extent that your Board retains ultimate discretion in selling these tokens, please explain why you distinguish between general fundraising and such expenditures, and how you determined to reserve between 35 million and 100 million INX Tokens.

Risk Factors

Risks Related to Blockchain Assets

The application of distributed ledger technology is novel and untested and may contain inherent flaws or limitations, page 13

14. We note your response to comment 19 that if you "discover errors or unexpected functionalities in the smart contract after it has been deployed, we will make a determination of whether the INX Token smart contract is defective and whether its use should be discontinued." Please disclose such information here and address the material
 Shy Datika
INX Limited
April 11, 2019
Page 5

       consequences to token holders in the event that you determine the smart contract is defective and its use should be discontinued. For example, clarify how trading in the
       INX Tokens may be impacted, and whether and how the Tokens might be exchanged for newly deployed tokens, as well as any other material consequences. Please make corresponding revisions in your Description of INX Tokens as appropriate, for example on page 93 when discussing the contractual rights outlined in each Token Purchase
       Agreement.

The prices of blockchain assets are extremely volatile..., page 14

15. Please revise to address the degree of artificial trading of blockchain assets and the material impacts on blockchain assets generally (e.g., demand, price, and volatility) as well as on your proposed operations.

Risks Related to Our Company's Operations

We may not receive regulatory approval in the various jurisdictions in which we plan to operate our business, page 17

16. We note that you have deleted the disclosure we requested in our letter dated September
       21, 2018 regarding your compliance with federal securities rules and regulations regarding securities underlying swaps or futures, as well as disclosure that you would register with the CFTC as a designated contract market or swat execution facility. As you continue to disclose in your "Overview" section and elsewhere in the prospectus that you plan to establish a platform for the trading of derivatives such as futures, options and swaps, please revise to include the deleted disclosure as it appears material to your proposed business operations (i.e., "developing a regulated solution for trading blockchain assets").

Risks Related to an Investment in Our Tokens

The INX Token Purchase Agreement includes..., page 31

17. We note your revisions and response to comment 14. Please further revise your registration statement to:

           Disclose that the jury trial waiver is intended to apply to claims under the federal securities laws;

           Address questions as to the enforceability of the waiver of jury trial provisions under federal and state law; and
 Shy Datika
INX Limited
April 11, 2019
Page 6

           Clarify that you intend these provisions in the INX Token Purchase Agreement to apply to purchasers of INX Tokens in secondary transactions, even though such purchasers will not be parties to an INX Token Purchase Agreement.

       Please also include the disclosures regarding the jury trial waiver and exclusive venue provisions in the Section entitled "INX Token Purchase Agreement; Enforcement of INX
       Token Holders' Rights" on page 93. In this regard we note you state that the description on page 93 summarizes the material terms of the agreement and rights of Token holders.

Business, page 45

18. Please revise disclosures throughout this section and throughout your prospectus that could confuse investors about the extent to which your business involves blockchain technology. For example, in the risk factor entitled "Each blockchain network, including the Ethereum network, . . ." on page 14 you state that your solution for trading blockchain assets "relies on blockchain networks," on page 45, you refer to the "INX decentralized blockchain ecosystem," and on page 48, you state that you are developing "a new blockchain based marketplace."

19. You discuss the fact that holders of INX Tokens may use Tokens to pay transactions fees on the INX Securities trading platform, and will receive a discount to other forms of payment. Please clarify whether they may also use INX Tokens to pay any transaction fees or otherwise interact with the INX Crypto trading platform, and if so, whether they would be entitled to a similar discount.

Our Proposal: INX Trading Solutions, a Single Regulated Ecosystem for Trading Blockchain
Assets

Transaction Fee Transparency, page 49

20. We note your response to comment 16 in which you state that you will accept payment for transaction fees in the currency or cryptocurrency used as payment in such transactions, or in Tokens. Please disclose how the transaction fees will be denominated
       (i.e., what currency or cryptocurrency will be used) and communicated to users on the platform. Clarify whether there would be circumstances in which it would be necessary to convert the amount of the currency or cryptocurrency in which the fee is denominated into the currency or cryptocurrency being used as payment. If so, explain how and when this conversion would take place, including how you will determine the "then applicable exchange rate" for the conversion between the initial price of the volume-based transaction fee and the currency or cryptocurrency used as payment for such transaction fee.
 Shy Datika
INX Limited
April 11, 2019
Page 7

Phases of Development, page 50

21. Please revise to elaborate on the steps that are necessary for you to engage a custodian for the INX Securities trading platform, describing what level of security and custodial protections you will provide to token holders and addressing how or if these differ from the services provided by a traditional custodian (e.g., the settlement, safekeeping and reporting of customers' assets).

22. We note new disclosure suggesting that your current plans no longer include the development of your platform for derivative products. In this regard, you state on page
       50 that you expect to review your options regarding "Phase 3" development in 2021, and you have removed disclosure from your risk factor entitled "We may not receive regulatory approval . . ." stating that you planned to incorporate a subsidiary to register with the CFTC as a designated contract market or swap execution facility. However, you also include disclosure in the "Business" section on page 45 that you plan to establish a platform for the trading of derivatives, and under "Regulation of our Trading Solution"
       on page 61 that you may seek to develop futures and other derivative products that would require registration with the CFTC. If true, please revise disclosure on pages 45, 50, 61 and elsewhere as necessary to clarify that you are not currently developing a platform for derivatives trading and that you may determine not to do so in 2021 or at a later date.

Our Growth Strategies, page 50

23. If you maintain the chart on page 51 comparing features of other platforms with the INX platforms, ensure that you place it in proper context. For example, since none of these features are currently available from INX, as initial trading on the first INX platform is not expected to begin until at least January 2020, it is unclear why the summary of features currently available from other platforms is a useful comparison to what INX intends to do in the future. Further, as noted elsewhere in our letter, it appears that you are not currently developing a platform for derivatives trading at this time, so it is unclear why you include futures and options as features of the INX platforms in this chart.

24. If you maintain the chart on page 51, reconcile your list of the top blockchain asset trading platforms shown under "Competition" on page 52 with the platforms shown in the chart. Also ensure that that the features and products that each platform currently offers and or the number of coins tradable is correct, as the information may have changed since your initial submission.
 Shy Datika
INX Limited
April 11, 2019
Page 8

Certain Relationships and Related Party Transactions

Relationships and Transactions with Directors and Executive Officers

Mr. James Crossley

Transactions Involving the Company's Securities, page 77

25. We note your revised disclosure here and on pages 58 and 82. Please revise to clarify whether Mr. Crossley remains entitled to purchase 10,000 INX Tokens per month at the price of $0.01 per Token pursuant to the March 8, 2018 Services Agreement with Bentley
       Limited, or if he has already purchased the maximum number of INX Tokens such that he is only entitled to purchase additional INX Tokens pursuant to the January 7, 2019 agreement. Please further revise to clarify whether this January 7, 2019 agreement which is "subject to the approval of the shareholders of the Company" was approved or rejected by such shareholders, or whether shareholder approval is required for the exercise of each option to purchase 7,500 INX Tokens per month. Finally, please revise your Exhibit
       Index to include the January 7, 2019 agreement.

Description of Our Memorandum and Articles of Association

Dividend and Liquidation Rights, page 83

26. We note your disclosure that dividends must be declared by the Board of Directors and the amount of dividend may not be paid otherwise than out of "distributable reserves."
       Please respond to the following:

           Revise your disclosure to clarify if there are any restrictions or limitations (whether contractually or legally) related to the declaration and payment of dividends. For example, clarify whether dividends can be declared and paid regardless of the
           Company's operational performance.

           Revise your disclosure to clearly define "distributable reserves," as disclosed on page
           83. In addition, clarify whether the cash proceeds from this offering are contractually and/or legally excluded from "distributable reserves."

Description of INX Tokens, page 87

27. Please revise disclosures in this section to explain the distinction between the INX Token distributed ledger and the Registry. We note that both identify record holders, but not beneficial holders of Tokens. Please also clarify:

           The purpose of the Registry, given that ownership and transfers of tokens are recorded in the INX Token distributed ledger.
 Shy Datika
INX Limited
April 11, 2019
Page 9


           How the Registry is updated; for example, whether by smart contract or by another party's manual update.

           Where the distributed ledger should appear in the flow chart diagram that depicts the peer-to-peer transfer of Tokens on page 88. We note that the Registry is depicted in this flow chart, but not the distributed ledger.

           In the diagram of the Registry architecture on page 90, whether the personal information is collected and maintained via the smart contract or otherwise, whether this information is maintained for beneficial holders on the trading platform as well as record holders, and what "account" refers to.

Technical Features of the INX Token, page 87

28. Please ensure that you discuss all of the material features of the INX Token smart contract in this section. For example, we note that your current disclosure does not include or reference a discussion of the fact that the smart contract governs the transferability of the INX Tokens only from one whitelisted wallet to another whitelisted wallet. In addition, given that the INX Tokens were created according to the ERC20 standard, please briefly describe those material standards that are applicable to the INX
       Token.

29. We note your disclosure on page 88 that you plan to engage a third party to audit the
       Token prior to commencing the offering. Please revise as necessary to update the status and findings of the audit.

Holding and Transferring INX Tokens, page 89

30. We note your revisions and response to comment 6. However you do not appear to have provided context for the information being presented graphically. Please revise to include an explanatory narrative to explain the material features of the "INX Registry,"
       and differentiate between the information viewable only by you or relevant authorities, and that which is viewable by the general public and or other token holders.

Participation Right in Adjusted Operating Cash Flow

Calculation of Participation Right in Adjusted Operating Cash Flow, page 91

31. Your graphical presentation on page 91 is inconsistent with your narrative disclosure.
       The calculation of adjusted operating cash flow show in the graphic subtracts prior distributions rather than the amount of cash flows that have formed the basis of a prior distribution. Please reconcile. Also, clarify whether Tokens that have been deposited with one of your custodians or with INX Services, as the case may be, for trading, fee
 Shy Datika
INX Limited
April 11, 2019
Page 10

       payments or collateral will be included in the number of outstanding tokens. The graphic indicates that all Tokens held in the company's wallet, including Services or any other subsidiary, will be subtracted from Tokens outstanding. This may suggest that holders with Tokens deposited with the custodian or INX Services for trades, collateral or fees will not participate in any adjusted operating cash flow distribution. Lastly, disclose how you will inform Token holders of the amount of the adjustments you make to cash flow from operations, as disclosed in your audited financial statements, with respect to each distribution so that they can verify the amount of the distribution that they are entitled to receive.

Rights of INX Token Holders upon a Failure or a Change of Control, page 92

32. We note your disclosure that each INX Token will be automatically exchangeable for its pro rata portion of the Cash Fund if the events described in this section occur. Please clarify whether the exchange is at the election of the Token holder or INX, or is mandatory upon the occurrence of these events. Explain how you will notify Token holders in the event that these events occur.

33. Please disclose what rights, if any, Token holders will have either to the Cash Fund or any other consideration if the company sells substantially all of its assets to a related party.

Tokens Eligible for Future Sale

Future Issuances and Resales, page 94

34. We note your response to comment 30 that INX Tokens should be considered an equivalent interest to common stock for purposes of satisfying the transaction requirement on Form F-3. However, we also note your revised Form of INX Token
       Purchase Agreement which states, in relevant part, "An INX Token holder will possess none of the rights that a holder of capital stock would be entitled to as holder of common shares of the Company or other capital stock of the Company." Please revise your registration statement to address the uncertainty of whether tokens may be registered on
       Form F-3.

Plan of Distribution

Onboarding and Requests to Purchase INX Tokens

Submitting a Purchase Request, page 98

35. Please expand to discuss in more detail the steps that a purchaser must take to open an
       Ethereum wallet to receive the INX Tokens. For example, clarify the type of compatible wallet(s) that a purchaser may open and the process by which a purchaser opens one.
 Shy Datika
INX Limited
April 11, 2019
Page 11


Rejection of a Purchase Request, page 98

36. We note that if a purchaser fails to "timely execute" the populated INX Token Purchase
       Agreement, it will expire. Please clarify the amount of time a purchaser has to execute the agreement prior to expiration.

Minimum Offering Requirement, Initial Closing and Subsequent Closings, page 99

37. Please include a description of the material terms of the escrow agreement, identify the party that will act as the Escrow Agent, and file the escrow agreement, as requested in comment 8.

Payment in BTC or ETH, page 100

38. We note your revisions in response to comment 37. Please disclose whether you may consider the reasonably available execution price of any conversion of BTC or ETH to
       USD, as compared to the applicable exchange rate for each subscription, in deciding whether or when to accept or reject a subscription. If so, please also disclose the material impact on investors that choose to submit payment in either BTC or ETH.

Notes to the Financial Statements

Note 3: Token Liability, page F-13

39. We read your response to comment 41. As it relates to your token liability, it is not clear why you believe a 20%/80% allocation valuation methodology between INX tokens and
       INX shares is consistent with the guidance in IFRS 13. Specifically, we are unclear how your methodology incorporates a market participant's (emphasis added) consideration of the differences in the legal rights to the net assets of the company between the common shares and token holders, including dividend and liquidation rights noted above. Provide us with a qualitative and quantitative discussion of the impact those differences had on your valuation technique. If this was not a consideration, explain your basis for excluding such assumptions and how your methodology is consistent with IFRS 13.

Exhibit Index

Exhibit 4.1   Form of INX Token Purchase Agreement

40.    We note your revised Form of INX Token Purchase Agreement attached as
Exhibit 4.1.
       Please delete the representations that the Purchaser has "carefully read" or "reviewed" the
       Prospectus and/or specific sections of the Prospectus. In addition, we note that the agreement requires a purchaser to represent that it understands that the company is subject to "all the risks applicable to early-stage companies, whether or not set forth in
 Shy Datika
INX Limited
April 11, 2019
Page 12

       [the Prospectus]." Please explain to us in detail why it is appropriate to require investors to acknowledge an understanding of risks applicable to the company that you do not disclose to them or remove this representation from the agreement in all instances where it appears.

41. We note the representation required in Section 2.6(a) of the Form of INX Token Purchase
       Agreement regarding an investor's necessary experience, suitability and ability to bear the risk of an investment in the INX Tokens. Please include similar disclosure in your prospectus, including the Summary section, regarding the necessary experience and suitability of a potential investor in your offering.

42. Please refer to Section 7.3 of the Form of INX Token Purchase Agreement. Please
       confirm that this disclaimer does not constitute a waiver of any right under the federal securities laws or advise.

        You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Stephen Kim,
Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or, in his absence, Pamela Long at (202) 551-3765 with any other questions.

                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Financial Services

cc:    Mark S. Selinger, Esq.